FILE No. 82-5176

(Translation)

December 21, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact: Osamu Okada
General Manager of Accounting Dept.
Tel: 03-5500-8888 (Key)

Notice of Disposition by the Company of its Own Shares

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on December 21, 2005, resolved that the Company would dispose of its own shares, as described below:

Description

1. Purpose of the disposition:

The Company will transfer by assignment its own shares to NTT DoCoMo, Inc. ("NTT DoCoMo") to strengthen its business relationship with NTT DoCoMo as part of its efforts to develop and promote new services utilizing telecommunications. The Company and NTT DoCoMo are expected to discuss how to develop new services integrating broadcasting and telecommunications.

The proceeds from the disposition by the Company of its own shares will be appropriated for investments and loans and equipment investments in respect of the development of new businesses and the strengthening of its existing businesses, repayment of loans and working funds.

2. Details of the shares to be disposed of:

(1)	Class of shares:	Shares of common stock of the Company
(2)	Total number of shares:	77,000 shares
(3)	Disposition price:	¥269,000 per share

* The disposition price is the average of the daily closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange for the period from November 21, 2005 to December 20, 2005 (with any fraction of one thousand yen rounded down).

(4)	Aggregate disposition prices:	¥20,713,000,000

3. Future outlook:

(1) Schedule:

December 22, 2005 (Thursday)	Public notice of the resolution by the Board of Directors for the disposition of its own shares
January 11, 2006 (Wednesday)	Payment date

(2)	Number of its own shares held by the Company after the disposition:	61,200.44 shares

4. Outline of the assignee:

(1)	Trade name:	NTT DoCoMo, Inc.
(2)	Location of registered head office:	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo
(3)	Representative:	Masao Nakamura President and Representative Director (CEO)
(4)	Date of Incorporation:	August 1991
(5)	Stated capital:	¥949,679,500,000 (as of September 30, 2005)
(6)	Total number of issued shares:	48,700,000 shares (as of September 30, 2005)
(7)	Number of shareholders:	345,284 (as of September 30, 2005)

(8)	Principal shareholder and its shareholding ratio (as of September 30, 2005):	Nippon Telegraph and Telephone Corporation 56.76%
(9)	Main business:	Mobile communication business
(10)	Operating Income (consolidated):	¥4,844,610 million (as of March 31, 2005)
(11)	Relationship with the Company:	Transactions relating to the billing of the toll mobile network services of the Company, payment of telephone bills, etc.

- End -

For more information on this press release, please contact:

Fuji Television Network, Incorporated Media Planning Office 03-5500-8888 (Key)